

March 3, 2011

Via Facsimile ((858) 458-3144) and U.S. Mail

Deyan Spiridonov, Esq.
Paul, Hastings, Janofsky & Walker LLP
4747 Executive Drive, 12th Floor
San Diego, CA 92121

> **Re: Herley Industries, Inc.**
> **Schedule TO-T filed February 25, 2011 by Lanza Acquisition Co. and Kratos**
> **Defense & Security Solutions, Inc.**
> **SEC File No. 005-34884**

Dear Mr. Spiridonov:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Cover Page

1.   Please clarify the disclosure in the third paragraph of the cover page that makes reference to the "applicable time" for completion of guaranteed delivery procedures. What is the applicable time for such completion?

Summary Term Sheet, page 1

2.   We note in the response to "What is the Top-Up Option and when could it be exercised?" that you may only acquire top-up shares to the extent Herley has treasury and/or authorized but unissued shares. Please revise your disclosure to quantify the number of shares available for the top-up option.

Certain Information Concerning Herley, page 22

3.   Please revise the language in the last paragraph of this section that attempts to disclaim (i) responsibility for disclosure made by the filing persons.

Background of the Offer, page 26

4.   Please revise the section captioned "Employment Agreements" to provide the background of the negotiation and execution of these agreements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers & Acquisitions